October 24, 2024

Andrea Bernatova
Chief Executive Officer
Dynamix Corporation
1980 Post Oak Blvd., Suite 100
PMB 6373
Houston, TX, 77056

       Re: Dynamix Corporation
           Amendment No. 2 to Registration Statement on Form S-1
           Filed October 10, 2024
           File No. 333-280719
Dear Andrea Bernatova:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 11, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed October 10, 2024 Cover Page

1. Where you describe the warrant put right, please revise to clarify that even if you complete your business combination, there can be no assurances that your sponsor will have sufficient funds to repurchase public warrants pursuant to the holders'
       exercise of the warrant put rights, as you explain on page 94.
 October 24, 2024
Page 2
Risk Factors
Risks Relating to Our Management Team, page 83

2. We note your response to prior comment 4. Please expand your risk factor disclosure to clearly address the consequences of the sponsor removing itself to the company's ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.
Effecting Our Initial Business Combination
Repurchase of Public Warrants by our Sponsor or an Affiliate, page 140

3. Please revise here, and elsewhere as appropriate, to more fully explain the mechanics of the warrant put right and to clarify the rights of holders of public warrants under the warrant agreement. For example, please address the following:
           Clarify whether you are one of the sponsor's affiliates whom the sponsor may cause to repurchase holders' outstanding public warrants. In addition, clarify the anticipated source of funds for the repurchase.
           Clarify when holders may exercise the warrant put right; how long the right continues, including whether the repurchase period could overlap with your ability to redeem the public warrants at $0.01 per warrant as described on page 23 and elsewhere; and what information holders will be provided with. In the event the sponsor does not have sufficient funds to repurchase public
           warrants or otherwise determines not to repurchase public warrants, clarify (i)
           what rights holders have, if any, to compel the sponsor to repurchase their outstanding public warrants and (ii) what rights the sponsor has, if any, to decline to repurchase holders' outstanding public warrants. In this regard, we note that holders are not a party to the warrant agreement.

       Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Evan M. D'Amico